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12/10/2002

VF 12-6-02



02053088

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 2 9 2002
WASH. DC

OMB APPROVAL
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 18414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2001__ AND ENDING __September 30, 2002__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
                                          (No. and Street)

Minneapolis   MN   55402
          (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Cynthia M. Jenkins   (612) 758-9141
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stirtz Bernards Boyden Surdel & Larter, P.A.
          (Name – *if individual, state last, first, middle name*)

7200 Metro Boulevard   Edina   Minnesota   55439
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P **DEC 1 3 2002**

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Cynthia M. Jenkins_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Van Clemens & Co., Incorporated_____ , as
of ___September 30_____ , 20_02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

MARIA A. MASTRO
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

STIRTZ BERNARDS BOYDEN SURDEL & LARTER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

The Board of Directors
Van Clemens & Co. Incorporated
Minneapolis, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Van Clemens & Co. Incorporated as of September 30, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co. Incorporated at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stirtz Bernards Boyden Surdel & Larter PA

Edina, Minnesota
November 15, 2002

A member of Moores Rowland International an Association of Accounting Firms throughout the world.
FINANCIAL PLAZA • 7200 METRO BLVD • EDINA MN 55439 • 952-831-6499 • FAX 952-831-1219 • www.sbbsl.com

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$	52,044
Receivables from brokers or dealers		18,108
Securities owned		
Marketable, at market value		14,954
Furniture and equipment, less accumulated depreciation of $2,836		302
Unsecured non-interest bearing receivable due on demand from stockholder		146,081
Lease deposit and prepaid expenses		10,886
	$	242,375

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	10,759
Accrued liabilities		5,712
		16,471
Stockholders' equity:		
Common stock, par value $.01 per share, authorized 100,000 shares; issued and		
outstanding 63,000 shares		6,300
Additional paid-in capital		40,500
Retained earnings		179,104
Total stockholders' equity		225,904
	$	242,375

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2002

Revenue:		
Commissions	$	23,060
Loss on trading accounts		(14,245)
Interest and dividends		1,096
Reimbursement for expenses from Hart Financial Corp.		41,889
Total revenue		51,800
Expenses:		
Commissions and compensation		51,085
Communications		19,895
Occupancy		4,613
Data processing costs		230
Regulatory and professional fees		19,514
Other expenses		4,354
Total expenses		99,691
Net loss	$	(47,891)

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, September 30, 2001	$ 9,500	$ 40,500	$ 333,795	$ (110,000)	$ 273,795
Retirement of treasury stock	(3,200)	-	(106,800)	110,000	-
Net loss	-	-	(47,891)	-	(47,891)
BALANCE, September 30, 2002	$ 6,300	$ 40,500	$ 179,104	$ -	$ 225,904

See Notes to Financial Statements.

4

VAN CLEMENS & CO. INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net loss		$ (47,891)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	$ 409	
Change in:		
Receivable from brokers or dealers	64,489	
Securities in trading accounts	14,032	
Unsecured receivable from stockholder	9,000	
Lease deposit and prepaid expenses	(10,886)	
Accounts payable	10,559	
Accrued liabilities	5,712	
Total adjustments		93,315
Net cash flows from operating activities		45,424
Cash, beginning of year		6,620
Cash, end of year		$ 52,044

See Notes to Financial Statements.

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

1. **Summary of Significant Accounting Policies**

   Nature of Business

   The Company is a registered broker-dealer with an office in Minnesota. The Company is engaged in the business of buying and selling securities but does not hold customer securities or funds. The Company's securities owned are held by another broker-dealer and its receivables are from that broker-dealer.

   Securities Transactions

   Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission revenues and related expense on transactions executed, but not settled at September 30, 2002, were not material.

   Securities Owned

   Securities in trading accounts are valued at market value. Revenue from principal transactions includes the change in unrealized appreciation or depreciation of securities owned.

   Furniture and Equipment

   Furniture and equipment are recorded at cost. Depreciation is computed using the accelerated method at rates based upon estimated useful lives of five to ten years.

   Income Taxes

   The stockholders of Van Clemens & Co. Incorporated (the Company) have elected to have the Company treated as an "S corporation" for income tax purposes. Pursuant to this election, the taxable income and income tax credits are reported on the personal tax returns of the stockholders; consequently, no provision has been made for corporate income taxes.

   Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

   Pervasiveness of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (Continued)

VAN CLEMENS & CO. INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

2. Securities Owned

Marketable securities owned consist of securities at quoted market values, as follows:

Money market accounts	$	12,149
Corporate stocks		2,805
	$	14,954

3. Fair Value of Financial Instruments

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

4. Revenue Recognition

The Company stockholders have agreed in principle to sell their shares to Hart Securities Corporation subject to the approval of regulatory authorities. In connection with this transaction, Hart Securities Corporation has agreed to reimburse the Company for certain operating expenses incurred in the operation of the Company until approval has been received from regulatory authorities. The Company has recognized revenue of $41,889 for reimbursement of incurred expenses in the financial statements for the year ended September 30, 2002.

5. Operating Lease

The Company entered into an operating lease agreement for its office facilities. The term of the lease is for three years beginning August 1, 2002 to July 31, 2005. Prior to August 1, 2002, the Company did not lease any office facilities. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. The lease terms provided for three months of free rent and then annual rent increases thereafter. For financial statement purposes, the rent expense is recognized on a straight-line bases over the lease term. Rent expense for the year ended September 30, 2002 was $4,204.

Minimum annual base lease obligations are as follows:

Years ended September 30:		
2003	$	21,860
2004		25,223
2005		28,586
Total	$	75,669

(Continued)

6. **Commitments**

The Company has a buy-out arrangement with its stockholders providing for the purchase of their stock by the Company in the event of death of the stockholders. As of September 30, 2002, the Company's contingent liability was approximately $135,000, which would be payable in five annual installments.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $65,587, which was $60,587 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

SUPPLEMENTAL INFORMATION

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF SEPTEMBER 30, 2002

Net capital:		
Total stockholders' equity:	$	225,904
Non-allowed assets and/or charges:		
Restricted securities		2,805
Furniture and equipment		302
Receivable from stockholder		146,081
Lease deposit and prepaid expenses		10,886
		160,074
Net capital before haircuts on securities		65,830
Haircuts on securities:		
Other		243
Total net capital	$	65,587
Aggregate indebtedness:		
Accounts payable	$	10,759
Accrued liabilities		5,712
Total aggregate indebtedness	$	16,471
Net capital requirement:		
Greater of 6⅔% of aggregate indebtedness, $5,000 or market making criteria	$	5,000
Excess net capital		60,587
Total net capital	$	65,587
Ratio of aggregate indebtedness to net capital		.25 to 1

There were no material differences in the computations of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17a-5 and the above audited computations.

See Independent Auditors' Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2002

	Credits	Debits
Credit balances:		
Free credit balances and other credit balance in customers' security accounts	$ -	
Customers' securities failed to receive	-	
Credit balances in firm accounts attributable to principal sales to customers	-	
Debit balances:		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		$ -
Less 1% haircut on aggregate customer debit balance		-
Fail-to-deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
	$ -	$ -

Excess of total credit over total debits	**None**
Required deposit (105% of excess of total credits over total debits)	**None**
Amount held on deposit in "Reserve Bank Account" at September 30, 2002	**None**

There were no material differences in the computation for determination of reserve requirements between the amounts included in Part II of Form X-17a-5 and the above audited computations.

See Independent Auditors' Report.

10

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 3 – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF SEPTEMBER 30, 2002

	Number of Items	Market Valuation
Customers' fully paid securities not in the respondent's possession or control as of the report date, for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-	$ -
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-	$ -

See Independent Auditors' Report.

11

VAN CLEMENS & CO. INCORPORATED

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED SEPTEMBER 30, 2002

STIRTZ BERNARDS BOYDEN SURDEL & LARTER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS



Independent Auditors' Report on Internal
Accounting Control Required by Sec. Rule 17a-5

Board of Directors
Van Clemens & Co. Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Van Clemens & Co. Incorporated for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



A member of Moores Rowland International an Association of Accounting Firms throughout the world.

FINANCIAL PLAZA • 7200 METRO BLVD • EDINA MN 55439 • 952-831-6499 • FAX 952-831-1219 • www.sbbsl.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Stirtz Bernards Boyden Surdel & Larter P.A.

Edina, Minnesota
November 15, 2002